Exhibit 7
UNAUDITED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m
Financing costs per consolidated income statement	1,512	2,419	2,014	1,612	1,120
One third of rental expense	553	466	387	340	323

Fixed charges(2)	2,065	2,885	2,401	1,952	1,443

Profit/(loss) before taxation from continuing operations	8,674	4,189	9,001	(2,383)	(14,853)
Share of profit in associates	(4,742)	(4,091)	(2,876)	(2,728)	(2,428)
Fixed charges	2,065	2,885	2,401	1,952	1,443
Dividends received from associates	1,436	647	873	791	835
Preference dividend requirements of a consolidated subsidiary	(86)	(82)	(65)	(69)	(74)

Earnings	7,347	3,548	9,334	(2,437)	(15,077)

Ratio of earnings to fixed charges	3.6	1.2	3.9	—	—

Deficiency between fixed charges and earnings	—	—	—	(4,389)	(16,520)

Notes:
1.	All of the financial information presented in this exhibit is unaudited.

2.	Fixed charges include (1) interest expensed (2) amortised premiums, discounts and capitalised expenses related to indebtedness, (3) an estimate of the interest within rental expense, and (4) preference security dividend requirements of a consolidated subsidiary. These include the financings costs of subsidiaries and joint ventures.